Exhibit 99.6

ORDINARY RESOLUTIONS SPECIAL RESOLUTIONS FOR AGAINST WITHHELD FOR AGAINST WITHHELD FOR AGAINST WITHHELD Res 1. Res 7. Res 10. Res 2. Res 8. Res 11. Res 3. Res 9. Res 4. Res 5. Res 6. BIODEXA PHARMACEUTICALS PLC TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs") REPRESENTING ORDINARY SHARES OF BIODEXA PHARMACEUTICALS PLC Sign below Date: Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorised officer who should state his or her title. FOLD AND DETACH HERE Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting. Address change Mark box, sign and indicate changes/comments below: Mark box at right if you wish to give a discretionary proxy to the Chair. PLEASE NOTE: Marking this box voids any other instructions indicated on this card for the Meeting. JPMorgan Chase Bank, N.A., Depositary PO Box 64873 Saint Paul MN 55164-0873 Vote by Internet, Telephone, or Mail 24 Hours a Day, 7 Days a Week Internet and telephone voting is available through 11:59 p.m. Eastern Time on June 11, 2026. Your Internet or telephone vote authorises the named proxies to vote your shares in the same manner as if you marked, signed and returned your Voting Instruction Card. INTERNET ? www.proxypush.com/bdrx Use the Internet to vote your proxy. Have your Voting Instruction Card in hand when you access the website. PHONE ? 1-866-883-3382 Use any touch-tone telephone to vote your proxy. Have your Voting Instruction Card in hand when you call. MAIL ? Mark, sign, and date your Voting Instruction Card and return it in the enclosed envelope. If you vote your proxy by Internet or by telephone, you do NOT need to mail back your Voting Instruction Card.

AGM 2026 resolutions

Ordinary Resolutions

1. To receive the Company's Report and Accounts for the year ended 31 December 2025.
2. To approve the directors' remuneration report, as set out in the Company's Report and Accounts for the year ended 31 December 2025 (the "Directors' Remuneration Report"), excluding the directors' remuneration policy as set out on pages 21 and 22 of the Directors' Remuneration Report.
3. To re-elect Ann Merchant as a Director of the Company, who retires by rotation in accordance with the articles of association of the Company.
4. To re-elect Simon Turton as a Director of the Company, who retires in accordance with article 70.5 of the articles of association of the Company.
5. To re-elect Sijmen de Vries as a Director of the Company, who retires in accordance with article 70.5 of the articles of association of the Company.
6. To elect Fiona Powell (née Sharp), who was appointed as a Director by the Board following the last AGM, as a Director of the Company.
7. To re-appoint PKF Littlejohn LLP as auditor of the Company to hold office from the conclusion of the AGM until the conclusion of the next general meeting of the Company at which financial statements are laid and to authorise the Directors to determine the auditor's remuneration.
8. THAT, subject to and conditional upon the passing of Resolution 11, and in accordance with section 618 of the Companies Act 2006 (the "**Act**"), and with effect from 18 June 2026:
   a. every 10,000 existing ordinary shares of £0.000001 each in the capital of the Company (the "**Existing Ordinary Shares**") be consolidated into one new consolidated ordinary share of £0.01 in nominal value each (the "**Consolidated Ordinary Shares**"), provided that where such consolidation results in any member being entitled to a fraction of a new Consolidated Ordinary Share, such fractions shall be aggregated and the directors of the Company are authorized to sell (or appoint another person to sell) such fractions on behalf of the relevant member which shall be dealt with by the directors of the Company as they see fit pursuant to the powers under Article 12 of the articles of association of the Company; and
   b. each of the Consolidated Ordinary Shares of £0.01 each in the capital of the Company immediately be subdivided and redesignated into one ordinary share of £0.000001 each ("**New Ordinary Share**"), having the same rights as the Existing Ordinary Shares, and 9,999 E deferred shares of £0.000001 each (such E deferred shares having the rights and being subject to the restrictions set out in the articles of association of the Company adopted pursuant to Resolution 11).
9. THAT, the Directors of the Company be generally and unconditionally authorised in accordance with Section 551 of the Act), in addition to any existing authorities to allot equity securities to the extent unused, to exercise all powers of the Company to allot shares in the Company or to grant rights to subscribe for or convert any security into shares in the Company ("**Rights**") up to an aggregate nominal value of £[25,000,000.00], provided that this authority shall expire at the conclusion of the AGM of the Company to be held in 2029 (unless renewed, varied or revoked by the Company prior to or on that date), except that the Company may, before such expiry, make an offer or agreement which would or might require shares in the Company to be allotted or Rights to be granted after such expiry and the Directors may allot shares in the Company or grant Rights in pursuance of that offer or agreement as if the authority conferred by this Resolution had not expired.

Special Resolutions

10. THAT, subject to and conditional upon the passing of Resolution [9], the Directors of the Company be and hereby generally empowered pursuant to Sections 570 of the Act to allot equity securities (within the meaning of Section 560 of the Act) wholly for cash, in addition to any existing authorities to allot equity securities to the extent unused, pursuant to the authority conferred by Resolution 9 as set out in this Notice, as if Section 561 of the Act did not apply to such allotment, provided that this power shall expire at the conclusion of the AGM of the Company to be held in [2029] (unless renewed, varied or revoked by the Company prior to or on that date), except that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted or the granting of rights to subscribe for, or convert any security into, shares in the Company after such expiry and the Directors may allot shares and grant rights to subscribe for, or convert such security into, shares in the Company in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.
11. THAT, subject to and conditional on the passing of Resolution 8, the draft articles of association tabled at the meeting, initialled by the Chairman, and available on the Company's website, www.biodexapharma.com and labelled the 'New Articles', be approved and adopted as the new articles of association of the Company in substitution for and to the entire exclusion of the Company's existing articles of association.

Biodexa Pharmaceuticals PLC
JPMorgan Chase Bank, N.A., Depositary
PO Box 64873, Saint Paul MN 55164-0873

Voting Instruction Card

JPMorgan Chase Bank, N.A. (the "Depositary") has received advice that the Annual General Meeting (the "AGM" or "Meeting") of Biodexa Pharmaceuticals PLC (the "Company") will be held at 1 Caspian Point, Caspian Way, Cardiff, Wales, CF10 4DQ, United Kingdom, on June 17, 2026, at 11:00 am (BST), for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the ordinary shares represented by your ADRs FOR or AGAINST or to WITHHOLD from the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST or to WITHHOLD from the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to the Chair. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 9:00 am (Eastern Time), June 12, 2026. Only the registered holders of record at the close of business on May 5, 2026, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing ordinary shares of the Company, of record as of May 5, 2026, hereby requests and authorises the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying ordinary shares of the Company represented by such ADRs, on the Resolutions at the Meeting.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to the Chair, the underlying ordinary shares represented by your ADRs will be voted by such person at his or her discretion.

The Annual Report is available to view on the Company's website: biodexapharma.com. Please watch the Company's website, regulatory news and other published notifications for any further updates in relation to the Meeting.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be received by the Depositary before 9:00 am (Eastern Time), June 12, 2026.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.